Barclays CEO Energy Power
Conference
Jeff Miller
President, Halliburton
September 8, 2015
Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Halliburton Company
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

© 2014 HALLIBURTON. ALL RIGHTS RESERVED.

Safe Harbor
The statements in this presentation that are not historical statements, including statements regarding future financial performance, macroeconomic trends, estimated demand by well type, the upside of the North American oil and gas industry, the expected closing of the pending Baker Hughes transaction, and the growth potential and other expected benefits and synergies of the Baker
Hughes transaction, are forward-looking statements within the meaning of the federal securities laws. These statements are subject
to
numerous
risks
and
uncertainties,
many
of
which
are
beyond
the
company's
control,
which
could
cause
actual
results
to
differ
materially
from
the
results
expressed
or
implied
by
the
statements.
These
risks
and
uncertainties
include,
but
are
not
limited
to: with respect to the pending acquisition of Baker Hughes, the terms and timing of any divestitures undertaken in order to obtain required regulatory approvals, the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, the diversion of management time on transaction-related issues, the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services, the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans, expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits, and expectations regarding regulatory approval of the transaction; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; changes in capital spending by customers; and structural changes in the oil and natural gas industry. Halliburton's Form 10-K for the year ended December 31, 2014, Halliburton’s Form 10-Q for the quarter ended June 30, 2015, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect
Halliburton's business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

© 2014 HALLIBURTON. ALL RIGHTS RESERVED.

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this
proposed
business
combination,
Halliburton
has
filed
with
the
Securities
and
Exchange
Commission
(the
“SEC”)
a
registration
statement
on
Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY
HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS,
REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR
ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the
SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at
alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.
Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth
in
its
Annual
Report
on
Form
10-K
for
the
year
ended
December
31,
2014,
which
was
filed
with
the
SEC
on
February
24,
2015,
its
proxy
statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for
the quarter ended June 30, 2015, which was filed with the SEC on July 24, 2015. Information about the directors and executive officers of Baker
Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26,
2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 24, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.
Participants in Solicitation
Additional information
Safe Harbor

© 2014 HALLIBURTON. ALL RIGHTS RESERVED.

Source: Baker Hughes US Rig Count –
through 9/4/15
Index of the US Rig Count
Comparing the Cycles
-53%
-43%
-57%
0.40
0.60
0.80
1.00
1
7
13
19
25
31
37
43
49
55
61
67
73
79
85
91
97
103
109
115
121
127
133
139
145
151
Weeks
1997-2001
2001-2008
2008-2011
2014-Curr

© 2014 HALLIBURTON. ALL RIGHTS RESERVED.

Macro Outlook –
Customer Capital Allocation
Flexibility
Less Flexible
Lower Decline
Long Cycle
More Flexible
Higher Decline
Short Cycle
North America
Unconventionals
North America Gas
North America
Conventional Oil
Deepwater
Oil Sands
LNG
International
Oil & Gas
Lowest Cost of Supply
Source of Flexible Growth
Challenged Cost of Supply
Portfolio Diversification
Highest Cost of Supply
Robust Cash Flows once
Producing
Lower Average Cost of Supply
Higher Average Cost of Supply
OPEC
Source: ConocoPhillips, Internal Estimates

© 2014 HALLIBURTON. ALL RIGHTS RESERVED.

Why North America is Attractive
Unconventionals are the Highest Service Opportunity Per Capex Dollar
Source: internal Estimates, Spears Oilfield Logix, Quest Offshore
<10%
Up to 50
%
Oil Sands
Deepwater
Exploration
Russia
Deepwater
Development
NAM
-
Conventional
Int'l Land
-
Conventional
OPEC
NAM
-
Unconventional
Service Opportunity % of Total Spend Per Well

© 2014 HALLIBURTON. ALL RIGHTS RESERVED.

Lowest Cost per BOE
Lowest Cost per Foot
Reservoir Delivery
Incremental Barrels and
Maximum Recovery
We collaborate, execute and
innovate to create value for our customers.
Deep Water
Unconventionals
Mature Fields
Strategic Markets

© 2014 HALLIBURTON. ALL RIGHTS RESERVED.

Challenges in Deepwater
48
%
55
%
Demand by Well Type
(2010-2014)
Demand by Well Type
(2015E-2019E)
Development
Development
Exploration Activity
Development Activity
Exploration Success Rate (Right-Axis)
Source: Quest Offshore
0%
10%
20%
30%
40%
50%
60%
70%
80%
0
100
200
300
400
2010
2011
2012
2013
2014
2015E

© 2014 HALLIBURTON. ALL RIGHTS RESERVED.

Resiliency in Mature Fields
Decline Rate (per Annum) of Mature Fields
(2013-2016)
Consulting-Led Projects
Improved Recovery Rates
Customer 1
Customer 2
Customer 3
Customer 4
Customer 5
Sector Average
Customer 6
Customer 7
Customer 8
Customer 9
Customer 10
Source: Wood MacKenzie
-5.8%
-7.1%
-7.3%
-7.8%
-7.9%
-8.2%
-8.3%
-9.6%
-10.1%
-10.7%
-11.7%

© 2014 HALLIBURTON. ALL RIGHTS RESERVED.

COST PER BOE
(PRODUCTION UNIT COST)
Improving Unconventional Economics
=
CUSTOM
CHEMISTRY
SUBSURFACE
INSIGHT
+
+
+
DRILLING
OPTIMIZATION
SUPPLY
CHAIN
FRAC OF THE
FUTURE

© 2014 HALLIBURTON. ALL RIGHTS RESERVED.

EARLY
ADOPTERS
EARLY
MAJORITY
LATE
MAJORITY
LAGGING
ADOPTERS
CUSTOMER ADOPTION
TIME
=
CUSTOM
CHEMISTRY
SUBSURFACE
INSIGHT
+
Improving Unconventional Economics
+
+
DRILLING
OPTIMIZATION
SUPPLY
CHAIN
FRAC OF THE
FUTURE

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 12 Planned Reservoir Recovery Equidistant well spacing Geometric stage placement

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 13 Planned Realized BYPASSED RESERVES BYPASSED RESERVES Reservoir Recovery 2/3 of Stages Underperform Less than 8% Oil Recovery Factor

© 2014 HALLIBURTON. ALL RIGHTS RESERVED.

EARLY
ADOPTERS
EARLY
MAJORITY
LATE
MAJORITY
LAGGING
ADOPTERS
CUSTOMER ADOPTION
TIME
CUSTOM
CHEMISTRY
SUBSURFACE
INSIGHT
Improving Unconventional Economics
DRILLING
OPTIMIZATION
SUPPLY
CHAIN
FRAC OF THE
FUTURE

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 15 PRODUCTION INFILL PADS Maximizing Recovery NEW WELLS Increasing Reserves REFRAC PADS Lowest Cost Per Barrel Portfolio Approach to Technology Current Wells

Barclays CEO Energy Power Conference Christian Garcia Acting CFO

© 2014 HALLIBURTON. ALL RIGHTS RESERVED.

Source:
EIA,
Baker
Hughes
US
Rig
Count
–
through
8/28/15
Unfavorable Activity Mix
Commodity Price Weakness
Pricing Pressure
North America Outlook
WTI Oil Price
Rig count appears to be bottoming
since the end of the second quarter…
…but currently has unfavorable
mix toward vertical rigs.
3Q15 vs 2Q15
-6%
9%
0.40
0.60
0.80
1.00
$30
$40
$50
$60
10-Apr
22-May
3-Jul
14-Aug
Horizontal/Directional
Vertical

International Outlook
Middle East
2%
International Rig Count
is Down
Year-to-Date
13%
Offshore vs
Land
Activity and Pricing
Currency Headwinds
Offshore
19%
Land
11%
Source: Baker Hughes International Rig Count
© 2014 HALLIBURTON. ALL RIGHTS RESERVED.

© 2014 HALLIBURTON. ALL RIGHTS RESERVED.

Halliburton and Baker Hughes
Creating a Leading Oilfield Services Company
Next Steps
Complete the Requirements for the EU Filing
Receive
2
nd
Round
of
Bids
for
Drilling
Services
and
Drill Bits
Announce Any Additional Divestitures
Complete the Divestiture Process
Receive Feedback from Regulatory Authorities
Compelling Strategic Combination
Significant Cost Synergies
Deal
Announced
Drilling Services and Drill
Bits Marketed For Sale
Received Indications
of Interest
Substantial
Compliance
with
DOJ
2
Request
Timing Agreement
With DOJ
Shareholder
Approval
Targeted Closing
In Late 2015
Next Steps
nd

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 20 Summary Looking through the Cycle North America offers the greatest upside in the recovery Making progress towards the Baker Hughes acquisition

Barclays CEO Energy Power Conference Jeff Miller President, Halliburton